Exhibit 99.2
August 24, 2010
Swift Holdings Corporation
2200 S 75th Ave.
Phoenix, AZ 85043
Dear Mr. Fry:
Please accept this correspondence as confirmation of my intent to serve as Chairman of the Board of Swift Holdings Corporation (the “Company”) effective upon completion of the pending initial public offering of the Company. I hereby authorize the Company to represent that I will, in fact, serve as Chairman of the Board of the Company in any and all documents prepared, filed and presented in connection with the initial public offering of the Company.
If you need anything further, please do not hesitate to call.
Sincerely,

/s/ William Post
William Post

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